Exhibit 99.2
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
SIMS METAL MANAGEMENT LIMITED
ABN
69 114 838 630
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issue

Restricted stock units [SGMAI]

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

760,519 (includes rounding up of 1 from previous issues)

+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 1

Appendix 3B
New issue announcement
3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Under the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”), participants may be granted restricted stock units, which are the right to receive an ordinary share or American Depositary Share (“ADS”) in the entity upon satisfaction of vesting conditions for a nil issue price. In respect of these particular grants, for the restricted stock units to vest, and ADSs be issued, which they may do as to 436,893 restricted stock units on 29 September 2011 and as to 323,625 restricted stock units on 26 September 2012 respectively (“Vesting Dates”) the participants must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of certain specified conditions, on the Vesting Dates.

+	See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A
5	Issue price or consideration

N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issue of restricted stock units under the SimsMM Plan.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates

28 September 2011

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B
New issue announcement
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
205,601,821	Fully paid ordinary shares

+	See chapter 19 for defined terms.

Appendix 3B Page 4	24/10/2005

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class

2,867,129
performance rights and restricted stock units [SGMAI]
(this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the performance rights and restricted stock units assuming that the performance hurdles are met under the SimsMM Plan or the former Sims Metal Management Long Term Incentive Plan or individual contracts.

615,000
options [SGMAK]
(issued to certain executives that were formerly executives of Metal Management Inc (“MMI”) under the former MMI 2002 Incentive Plan and that are outstanding under the Sims Metal Management Limited Transition Incentive Stock Plan — this is the maximum number of ordinary shares which may be issued pursuant to the exercise of options.

45,145
options exp 24/11/ 2015 [SGMAK]
(issued to executive directors pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

322,949
options exp 2/04/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

899,015
options exp 17/06/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

7,121
options exp 22/10/2016 [SGMAK]
(issued to executive pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B
New issue announcement

Number	+Class

408,146
options exp 23/11/ 2016 [SGMAK]
(issued to certain executives, including the executive director, pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

527,053
options exp 17/12/ 2016 [SGMAK]
(issued to certain executives, including the executive director, pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

203,908	options exp 22/11/ 2017 [SGMAK] (issued to executive pursuant to the SimsMM Plan — this is the maximum number of ADSs which may be issued pursuant to the exercise of options)
820,431
options exp 30/11/2017 [SGMAK]
(issued to executives pursuant to the SimsMM Plan — this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

16,499	options exp 17/12/2017 [SGMAK] (issued to executive pursuant to the SimsMM Plan — this is the maximum number of ADSs which may be issued pursuant to the exercise of options)

+	See chapter 19 for defined terms.

Appendix 3B Page 6	24/10/2005

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A
Part 2 — Bonus issue or pro rata issue
11	Is security holder approval required?

N/A

12	Is the issue renounceable or non-renounceable?

N/A

13	Ratio in which the +securities will be offered

N/A

14	+Class of +securities to which the offer relates

N/A

15	+Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17	Policy for deciding entitlements in relation to fractions

N/A

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations

N/A

+	See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B
New issue announcement
20	Names of any underwriters

N/A

21	Amount of any underwriting fee or commission

N/A

22	Names of any brokers to the issue

N/A

23	Fee or commission payable to the broker to the issue

N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting

N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

N/A

28	Date rights trading will begin (if applicable)

N/A

29	Date rights trading will end (if applicable)

N/A

30	How do +security holders sell their entitlements in full through a broker?

N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33	+Despatch date

N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000 1,001 — 5,000 5,001 — 10,000 10,001 — 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 9

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)
38	Number of securities for which +quotation is sought

N/A

39	Class of +securities for which quotation is sought

N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

N/A
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

N/A

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Number	+Class
N/A	N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 10	1/1/2003

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Frank Moratti	Date: 4/10/2011

(Company secretary)

Print name:	Frank Moratti

+	See chapter 19 for defined terms.

24/10/2005 Appendix 3B Page 4